UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 2

Under the Securities Exchange Act of 1934

ULURU Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

90403T209
(CUSIP Number)

November 14, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T209

1		Names of Reporting Persons. Kerry P. Gray
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3		SEC Use Only
4		Citizenship or Place of Organization. Australia
	Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 1,969,641 (1)
6 Shared Voting Power 0
7 Sole Dispositive Power 1,969,641 (1)
8 Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 1,969,641 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11		Percent of Class Represented by Amount in Row (9) 10.2% (2)
12		Type of Reporting Person (See Instructions) IN

___________________________________________

(1) Includes (i) 50,000 shares held by Kerry P. Gray, Trustee for benefit of Michael J. Gray, as to which the reporting person disclaims beneficial ownership, (ii) 50,000 shares held by Kerry P. Gray, Trustee for benefit of Lindsay K. Gray, as to which the reporting person disclaims beneficial ownership, (iii) 100,000 shares underlying stock options granted pursuant to the Uluru Inc. 2006 Equity Incentive Plan that are currently exercisable or exercisable within 60 days of April 1, 2013, (iv) 115,741 shares which may be issued upon the conversion of a convertible promissory note, dated July 28, 2011, held by Mr. Gray, which promissory note is currently convertible, (v) 34,722 shares underlying a currently exercisable warrant issued to Mr. Gray in connection with the convertible promissory note dated July 28, 2011, (vi) 116,667 shares which may be issued upon the conversion of a convertible promissory note, dated June 13, 2011, held by Mr. Gray, which promissory note is currently convertible, (vii) 35,000 shares underlying a currently exercisable warrant issued to Mr. Gray in connection with the convertible promissory note dated June 13, 2011, (viii) 450,000 shares underlying a currently exercisable warrant issued to Mr. Gray in connection with the Securities Purchase Agreement dated March 14, 2013, and (ix) 1,017,511 shares owned directly by Mr. Gray.

(2)      All ownership percentages reported herein are based on 18,444,893 shares of the issuer’s common stock issued and outstanding as of November 14, 2013, as reported by the issuer in its quarterly report on Form 10-Q for the period ended September 30, 2013 filed on November 14, 2013.
__________________________________________________

Item 1.

(a)	Name of Issuer:
ULURU Inc.
(b)	Address of Issuer’s Principal Executive Offices:
4452 Beltway Drive, Addison, Texas 75001

Item 2.

(a)	Name of Person Filing:
Kerry P. Gray
(b)	Address of Principal Business Office or, if none, Residence:
4452 Beltway Drive, Addison, Texas 75001
(c)	Citizenship:
Australia
(d)	Title of Class of Securities:
Common Stock, par value $0.001
(e)	CUSIP Number:
90403T209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution: ________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
1,969,641 (1)
(b)	Percent of Class:
10.2% (2)
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote
1,969,641 (1)
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
1,969,641 (1)
(iv) Shared power to dispose or to direct the disposition of
0

(1)
Includes (i) 50,000 shares held by Kerry P. Gray, Trustee for benefit of Michael J. Gray, as to which the reporting person disclaims beneficial ownership, (ii) 50,000 shares held by Kerry P. Gray, Trustee for benefit of Lindsay K. Gray, as to which the reporting person disclaims beneficial ownership, (iii) 100,000 shares underlying stock options granted pursuant to the Uluru Inc. 2006 Equity Incentive Plan that are currently exercisable or exercisable within 60 days of April 1, 2013, (iv) 115,741 shares which may be issued upon the conversion of a convertible promissory note, dated July 28, 2011, held by Mr. Gray, which promissory note is currently convertible, (v) 34,722 shares underlying a currently exercisable warrant issued to Mr. Gray in connection with the convertible promissory note dated July 28, 2011, (vi) 116,667 shares which may be issued upon the conversion of a convertible promissory note, dated June 13, 2011, held by Mr. Gray, which promissory note is currently convertible, (vii) 35,000 shares underlying a currently exercisable warrant issued to Mr. Gray in connection with the convertible promissory note dated June 13, 2011, (viii) 450,000 shares underlying a currently exercisable warrant issued to Mr. Gray in connection with the Securities Purchase Agreement dated March 14, 2013, and (ix) 1,017,511 shares owned directly by Mr. Gray.

(2)
All ownership percentages reported herein are based on 18,444,893 shares of the issuer’s common stock issued and outstanding as of November 14, 2013, as reported by the issuer in its quarterly report on Form 10-Q for the period ended September 30, 2013 filed on November 14, 2013

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than securities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2013

/s/ Kerry P. Gray
Signature
Name: Kerry P. Gray